Exhibit 99.1

news release

Encana reaches agreement to sell Gordondale assets for C$625 million

Calgary, Alberta (June 21, 2016) TSX, NYSE: ECA

Encana Corporation announced today that it has reached an agreement to sell its Gordondale assets in northwestern Alberta to Birchcliff Energy Ltd. (TSX: BIR) for a total cash consideration of C$625 million.

The sale includes approximately 54,200 net acres of land and associated infrastructure. In addition, through the transfer of current and future obligations, Encana is reducing midstream and downstream commitments by more than C$100 million on an undiscounted basis. No drilling or completions capital has been spent or was planned for the area in 2016.

As highlighted at Encana’s recent Montney Investor Day in May 2016, the company has a large inventory of high-quality potential drilling locations in the play. Following this sale, Encana’s Montney play will comprise of over 9,000 potential drilling locations with two-thirds of those wells located in the condensate-rich part of the play.

“We are tightening our portfolio and sharpening our focus in the Montney where we expect to grow liquids production to 50,000 barrels per day by the end of 2018,” said Doug Suttles, Encana President & CEO. “This transaction further strengthens our balance sheet and gives us greater financial flexibility as we look to the future.”

Encana’s Gordondale assets produced an average of 25,200 barrels of oil equivalent (BOE) per day on a net after-royalty basis during the first quarter of 2016, comprising 65 percent natural gas and 35 percent liquids. Based on Encana’s development plan at year-end 2015, estimated proved reserves were approximately 50 million barrels of oil equivalent (MMBOE) on a net after-royalty basis.

The sale of Encana’s Gordondale assets is subject to the satisfaction of normal closing conditions, as well as regulatory approvals and post-closing adjustments. The transaction is expected to close in the summer of 2016 with an effective date of January 1, 2016.

RBC Capital Markets advised Encana on the transaction.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING OIL AND GAS INFORMATION – Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

The conversion of natural gas volumes to BOE is on the basis of six thousand cubic feet to one barrel. BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the wellhead. Readers are cautioned that BOE may be misleading, particularly if used in isolation.

Encana Corporation

This news release discloses potential drilling locations, which include proved, probable, contingent and unbooked locations. These estimates are prepared internally based on Encana’s prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Approximately 20 percent of these locations were booked as either reserves or resources, as prepared by independent qualified reserves evaluators using forecast prices and costs as of December 31, 2015. Unbooked locations do not have attributed reserves or resources and have been identified by management as an estimation of Encana’s multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Encana will drill all unbooked locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The locations on which Encana will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of capital, regulatory and partner approvals, seasonal restrictions, equipment and personnel, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained, production rate recovery, transportation constraints and other factors. While certain of the unbooked locations have been de-risked by drilling existing wells in relative close proximity to such locations, many of other unbooked locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional proved or probable reserves, resources or production.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – This news release contains certain forward-looking statements or information (collectively, “forward-looking statements” or “FLS”) within the meaning of applicable securities legislation. FLS include, but are not limited to: expected proceeds from the sale of the Gordondale assets, the use of proceeds therefrom, the expectation that the closing conditions and regulatory approvals will be satisfied and the timing of closing thereof; expected reduction in midstream and downstream commitments; potential drilling locations, including quantity, quality and commodity composition; growth of liquids production in the Montney and timeframe thereof; and impact of the transaction to strengthen the balance sheet and provide greater financial flexibility.

Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or for results to differ materially from those expressed or implied. These assumptions include: enforceability of the agreement; the ability of the parties to satisfy closing conditions and regulatory approvals; the value of adjustments to the expected proceeds from the transaction; assumptions contained in Encana’s 2016 corporate guidance and in this news release; data contained in key modeling statistics; effectiveness of Encana’s resource play hub model to drive productivity and efficiencies; and expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, the benefits achieved and general industry expectations.

Risks and uncertainties that may affect these business outcomes include: risks inherent to closing the transaction including whether it will close on a timely basis or at all; adjustments that may reduce the expected proceeds to Encana; commodity price volatility; counterparty and credit risk; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; risks associated with past and future divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; and other risks and uncertainties impacting Encana’s business, as described in its most recent MD&A, financial statements, Annual Information Form and Form 40-F, as filed on SEDAR and EDGAR.

Encana Corporation

Although Encana believes the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. FLS are made as of the date of this news release and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. The FLS contained in this news release are expressly qualified by these cautionary statements.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact: Brendan McCracken Vice-President, Investor Relations (403) 645-2978 Patti Posadowski Sr. Advisor, Investor Relations (403) 645-2252	Media contact: Simon Scott Vice-President, Communications (403) 645-2526 Jay Averill Director, Media Relations (403) 645-4747

SOURCE: Encana Corporation

Encana Corporation

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